Exhibit 99.2

FCA announces voting results from its Annual General Meeting
Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announced today that all resolutions proposed to shareholders at the Company’s Annual General Meeting of Shareholders (“AGM”) held today in Schiphol-Rijk, The Netherlands, were passed.
The Shareholders adopted the 2015 Annual Accounts and re-elected all current directors of FCA. John Elkann and Sergio Marchionne were re-elected as executive directors of the Company. Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna were re-elected as non-executive directors of the Company. In addition Ernst & Young Accountants LLP were appointed as independent auditors of the Company.
The Shareholders also delegated to the Board of Directors authority to purchase common shares of the Company up to a maximum of 10% of the Company’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Company may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not to exceed by more than 10% the average closing price on the NYSE and/or MTA in the five business days prior to the date of the purchase.
Finally the Shareholders approved a demerger that is the initial step in FCA’s previously announced plans to distribute the ordinary shares in RCS MediaGroup S.p.A. held by FCA to the holders of its common shares.
Details of the resolutions submitted to the AGM are available on the Company’s corporate website at www.fcagoup.com.
London, 15 April 2016

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